SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PRESIDENTIAL LIFE CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

740884101

(CUSIP Number)

Herbert Kurz
511 Gair Street
Piermont, NY 10968
(845) 398-0827

with a copy to:

Daniel E. Stoller, Esq.
Richard J. Grossman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square, New York, NY 10036
(212) 735-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2010

(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Herbert Kurz
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,432,284*
	8.	Shared Voting Power See Item 5
	9.	Sole Dispositive Power 2,432,284*
	10.	Shared Dispositive Power See Item 5
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,432,284*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒*
13.	Percent of Class Represented by Amount in Row (11) 8.2%*
14.	Type of Reporting Person (See Instructions) IN

*	Does not include 5,503,981 shares owned by the Kurz Family Foundation, Ltd. Herbert Kurz disclaims beneficial ownership of such shares. See Item 5.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edythe Kurz
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 112,977
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 112,977
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 112,977
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0.4%
14.	Type of Reporting Person (See Instructions) IN

Introduction

          This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on February 17, 2009, as amended on October 2, 2009 and on November 9, 2009 (the “Filing”), by the Reporting Persons relating to the common stock, par value $0.01 per share, of Presidential Life Corporation, a Delaware corporation (the “Company”). Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and supplemented as follows:

          On January 8, 2010, Mr. Kurz issued a press release (the “Kurz January 8 Press Release”) in which he stated, among other things, that his nominees for the Company’s Board of Directors, if elected to a majority of the Company’s Board seats, intend to explore strategic alternatives in an effort to maximize value and, in that regard, will form a new Strategic Alternatives Committee which will be authorized to retain an independent financial advisor to assist it in evaluating such alternatives.

          Also, on January 8, 2010, Mr. Kurz sent a letter to the Company’s shareholders (the “Kurz January 8 Letter”) in which, among other things, Mr. Kurz stated that his nominees for the Company’s Board of Directors are committed to maximizing the value of all the Company’s shares. The text of the Kurz January 8 Press Release is included in the Kurz January 8 Letter. The Kurz January 8 Letter also states that the strategic alternatives process is intended to supplement, and not replace, the plans of Mr. Kurz and his nominees to remove Donald Barnes as the Company’s Chief Executive Officer and refocus the Company’s attention on fixed annuities, stringent cost controls and prudent investments.

          Copies of the Kurz January 8 Press Release and the Kurz January 8 Letter are attached hereto as Exhibits 99.2 and 99.3, respectively, and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

          As of the date hereof, the Reporting Persons beneficially own (or are deemed, solely for purposes of Rule 13d-3 under the Exchange Act, to beneficially own), directly or indirectly, an aggregate of 2,545,261 shares of Common Stock, representing approximately 8.6% of the shares of Common Stock outstanding on November 30, 2009. (For the purposes of this Item 5, percentages are based on 29,574,697 shares of Common Stock outstanding as of November 30, 2009, the record date for determining shareholders entitled to consent in Mr. Kurz’s pending consent solicitation). Mr. Kurz has sole voting and dispositive power over 2,432,284 shares of Common Stock (or 8.2%) and Mrs. Kurz has sole voting and dispositive power over 112,977 shares of Common Stock (or 0.4%). In addition, as set forth in this Item 5, Mr. Kurz may be deemed to be the beneficial owner of shares of Common Stock beneficially owned by the Foundation.

          As of the date hereof, (i) Ms. Ellen Kurz, the adult daughter of Mr. Kurz and Mrs. Kurz, beneficially owns 514,771 shares of Common Stock (or 1.7%) and (ii) Mr. Leonard Kurz, the adult son of Mr. Kurz and Mrs. Kurz, beneficially owns 549,295 shares of Common Stock (or 1.9%). Neither Mr.

Kurz nor Mrs. Kurz has any voting or dispositive power with respect to the shares of Common Stock beneficially owned by their adult children, and each of Mr. Kurz and Mrs. Kurz disclaims beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of such shares.

          As set forth in the amendment to the Foundation’s Schedule 13D with respect to the Company filed on December 30, 2009, on December 23, 2009 and December 24, 2009, the Foundation gifted a total of 661,000 shares of Common Stock to 53 different charitable organizations. As a result, as of the date hereof, the Foundation beneficially owns (or is deemed, solely for purposes of Rule 13d-3 under the Exchange Act, to beneficially own) 5,503,981 shares of Common Stock, representing 18.6% of the shares of Common Stock outstanding. Information concerning the shares of Common Stock beneficially owned by the Foundation is set forth in a Schedule 13D filed by the Foundation on February 17, 2009, as amended on March 20, 2009, December 9, 2009 and December 30, 2009.

          As a director of the Foundation, Mr. Kurz may be deemed to be the beneficial owner (solely for purposes of Rule 13d-3 under the Exchange Act) of the shares of Common Stock beneficially owned by the Foundation. If the 5,503,981 shares of Common Stock beneficially owned by the Foundation are taken into account, Mr. Kurz would be deemed (solely for purposes of Rule 13d-3 under the Exchange Act) to beneficially own 7,936,265 shares of Common Stock, representing 26.8% of the shares of Common Stock outstanding. Mr. Kurz disclaims beneficial ownership of all shares of Common Stock held by the Foundation.

          Neither Mr. Kurz nor Mrs. Kurz has effected any transactions in the Common Stock since November 9, 2009, the date of the last amendment to the Filing.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

99.2	Press Release dated January 8, 2010 issued by Herbert Kurz

99.3	Letter dated January 8, 2010 sent by Herbert Kurz to shareholders of Presidential Life Corporation

SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, such persons certify that the information set forth herein is true, complete and correct.

Dated: January 11, 2010

/s/ Herbert Kurz

Herbert Kurz

/s/ Edythe Kurz

Edythe Kurz